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                                                                    EXHIBIT b(b)


                               FIRST AMENDMENT TO

                    BYLAWS OF AIM INTERNATIONAL MUTUAL FUNDS
                          (A DELAWARE STATUTORY TRUST)

                            ADOPTED NOVEMBER 6, 2003

         The Bylaws of AIM International Mutual Funds are hereby amended as follows:

         WHEREAS, the Board of Trustees has determined that it is in the best interests of AIM International Mutual Funds that the following amendment be made to the Bylaws of AIM International Mutual Funds;

         NOW THEREFORE BE IT RESOLVED, that Article II, Section 5(a), of the Bylaws of AIM International Mutual Funds is hereby amended to read in its entirety as follows:

                  Section 5. Designation, Powers, and Names of Committees.

                  (a) The Board of Trustees shall initially have the following four committees: (1) an Audit Committee; (2) a Governance Committee; (3) an Investments Committee; and (4) a Valuation Committee. Each such Committee, except for the Governance Committee, shall consist of two or more of the Trustees of the Trust and the Governance Committee shall consist of one or more of the Trustees of the Trust, and the Board may designate one or more Trustees as alternate members of any Committee, who may replace any absent or disqualified member at any meeting of such Committee; provided, however, that under no circumstances shall a member of the Audit Committee or the Governance Committee be an "interested person," as such term is defined in the 1940 Act, of the Trust. The Board shall designate the powers and duties of each such Committee and may terminate any such Committee by an amendment to these Bylaws.